[FINAXA LOGO]                                         [AXA LOGO]
                                                            FINANCIAL
                                                            PROTECTION


                                 PRESS RELEASE


                                                               DECEMBER 16, 2005

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           AXA AND FINAXA SHAREHOLDERS' MEETINGS VOTED IN FAVOR OF THE
                           MERGER OF FINAXA INTO AXA
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Both AXA and Finaxa's shareholders overwhelmingly approved the merger of the two companies at AXA's and Finaxa's extraordinary shareholders' meetings held today.

The merger of Finaxa into AXA is therefore completed as of today. From AXA SA's accounting and fiscal standpoint (statutory accounts), the merger is retroactive as of January 1, 2005. The merger will result in the creation of 299.0 million AXA shares as of December 16, 2005(1), while 337.5 million AXA shares owned by Finaxa and its subsidiaries will be cancelled, effective January 9, 2006 (end of the opposition period granted to creditors).

As a result of this transaction, French Mutuelles AXA will hold 14.3% of AXA's outstanding shares, representing 22.7% of AXA's voting rights.

IMPACTS OF THE MERGER

Following the merger, AXA's consolidated shareholders' equity will be reduced by Euro 0.8 billion.

The number of AXA's outstanding shares will be reduced by 38.5 million shares. As the merger is occurring on December 16, 2005, late in the year, it will have a limited impact on AXA's 2005 consolidated EPS. However, the reduction in the number of AXA outstanding shares will have a full impact on 2006 consolidated EPS and will be approximately 2% accretive (on both basic and fully diluted bases).

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(1) Indicative. Creation of those shares should take place December 28, 2005

-------------------------------Be Life Confident--------------------------------
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ABOUT AXA

AXA Group is a worldwide leader in financial protection. AXA's operations are diverse geographically, with major operations in Western Europe, North America and the Asia/Pacific area. AXA had Euro 935 billion in assets under management as of June 30, 2005. For full year 2004, IFRS revenues amounted to Euro 67 billion and IFRS underlying earnings amounted to Euro 2,640 million. AXA reported total IFRS revenues of Euro 37 billion and IFRS underlying earnings of Euro 1,761 million for the first half of 2005. The AXA ordinary share is listed and trades under the symbol AXA on the Paris Stock Exchange. The AXA American Depository Share is also listed on the NYSE under the ticker symbol AXA.

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This press release, the presentation and the restatement report are available at: www.axa.com

AXA INVESTOR RELATIONS:                    AXA MEDIA RELATIONS:
----------------------                     -------------------
Matthieu Andre:        +33.1.40.75.46.85   Christophe Dufraux: +33.1.40.75.46.74
Caroline Portel:       +33.1.40.75.49.84   Clara Rodrigo:      +33.1.40.75.47.22
Sophie Bourlanges:     +33.1.40.75.56.07   Rebecca Le Rouzic:  +33.1.40.75.97.35
Marie-Flore Bachelier: +33.1.40.75.49.45   Mary Taylor:        +1.212.314.58.45
Emmanuel Touzeau:      +33.1.40.75.49.05
Kevin Molloy:          +1.212.314.28.93


IMPORTANT LEGAL INFORMATION AND CAUTIONARY STATEMENTS CONCERNING FORWARD-LOOKING STATEMENTS

Certain statements contained herein are forward-looking statements including, but not limited to, statements that are predications of or indicate future events, trends, plans or objectives. Undue reliance should not be placed on such statements because, by their nature, they are subject to known and unknown risks and uncertainties and can be affected by other factors that could cause actual results and AXA's plans and objectives to differ materially from those expressed or implied in the forward looking statements (or from past results). These risks and uncertainties include, without limitation, the risk of future catastrophic events including possible future terrorist related incidents, economic and market developments, regulatory actions and developments, litigations and other proceedings. Please refer to AXA's Annual Report on Form 20-F and AXA's Document de Reference for the year ended December 31, 2004, for a description of certain important factors, risks and uncertainties that may affect AXA's business. AXA undertakes no obligation to publicly update or revise any of these forward-looking statements, whether to reflect new information, future events or circumstances or otherwise.







-------------------------------Be Life Confident--------------------------------